Mail Stop 4561

September 3, 2009

Via U.S. mail and facsimile
Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

> **Re:** **Verisk Analytics, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed August 21, 2009**
> **File No. 333-152973**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. For purposes of this letter, our reference to "Verisk," "you," and "your" refers to this entity on a post-reorganization basis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 16, 2009.

Prospectus Summary, page 1

1.   Please tell us what consideration you have given to discussing the voting rights of your Class A common stock as compared to that of your Class B common stock in your summary. In this regard, we note your disclosure under Description of Capital Stock-Common Stock-Voting Rights on page 103, and that you disclose the risks presented by this structure on page 19.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies and Estimates</u>

<u>Stock-Based Compensation, page 50</u>

2.   It is unclear from your response to prior comment number 1 how you intend to incorporate the information you present into your document. Please provide us with the proposed disclosure you will include in your filing or revise your document accordingly.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Shannon at (202) 551-3299 or, in his absence, Craig D. Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (212) 701-5224</u>
       Richard J. Sandler, Esq.
       Davis Polk & Wardwell